Exhibit 99.13

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Reporting Issuer

Novadaq Technologies Inc. (“Novadaq”)

2585 Skymark Avenue,

Suite 306

Mississauga, Ontario

Canada, L4W 4L5

Item 2	Date of Material Change

November 29, 2011

Item 3	Press Release

The press release with respect to the material change described in this material change report was issued by Novadaq through CNW Group on November 30, 2011 (attached as Schedule “A”).

Item 4	Summary of Material Change

Novadaq announced on November 30, 2011, that it has signed exclusive multi-year sales and marketing agreements with KCI Medical Resources Ltd (“KCI MR”), KCI US Inc. (“KCI US”), LifeCell Corporation (“LifeCell”) and LifeCell Medical Resources Limited (“LifeCell MR”) for the commercialization of Novadaq’s Spy System in additional surgical and wound care applications.

Item 5	Full Description of Material Change

On November 29, 2011, Novadaq entered into seven-year marketing and sales distribution alliance agreements with KCI MR and KCI US for exclusive rights to market, sell and distribute Novadaq’s Spy System in additional surgical and wound care applications throughout North America, Europe and Japan.

Concurrently, Novadaq entered into six-year marketing and sales distribution alliance agreements with each of LifeCell and LifeCell MR under similar terms.

Under the terms of the agreements, KCI MR, KCI US, LifeCell and LifeCell US will pay Novadaq aggregate exclusivity payments consisting of $3M (USD) upfront and additional milestone payments. Pursuant to the agreements, the parties to each agreement will share on-going sales revenues from Spy Systems and the disposable products required to perform Spy procedures.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

For further information, please contact:

Arun Menawat, PhD, MBA

President & CEO

Novadaq Technologies Inc.

(905) 629-3822 x202

amenawat@novadaq.com

Item 9	Date of Report

December 9, 2011

Schedule A

See attached.